AH 2-10-2004

VF 1-30-04

04001634

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC MAIL RECEIVED PROCESSING
JAN 28 2004
WASH. D.C. 183 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **12/1/02** (MM/DD/YY) AND ENDING **11/30/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **John W. Loofbourrow Associates, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Maiden Lane 36th Fl.
(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Loofbourrow **(212) 558-6400 ext.100**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained

OATH OR AFFIRMATION

I, John W. Loofbourrow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of John W Loofbourrow Associates, Inc, as of November 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

NEAL AUMAN
Notary Public of New Jersey
ID #2165766
Commission Expires May 25, 2004

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

John W. Loofbourrow Associates, Inc.

November 30, 2003
with Report of Independent Auditors

John W. Loofbourrow Associates, Inc.

Statement of Financial Condition

November 30, 2003

Contents

Report of Independent Auditors 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholders
John W. Loofbourrow Associates, Inc.

We have audited the accompanying statement of financial condition of John W. Loofbourrow Associates, Inc. (the "Company") as of November 30, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of John W. Loofbourrow Associates, Inc. at November 30, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 27, 2004

John W. Loofbourrow Associates, Inc.

Statement of Financial Condition

November 30, 2003

Assets	
Cash and cash equivalents	$ 25,829
Total assets	$ 25,829
Liabilities and stockholders' equity	
Liabilities:	
Accounts payable and accrued expenses	$ 12,158
Total liabilities	12,158
Stockholders' equity:	
Common stock, no par value, 10,000 shares authorized, 4,319 shares issued and outstanding	–
Additional paid-in capital	411,462
Accumulated deficit	(397,791)
Total stockholders' equity	13,671
Total liabilities and stockholders' equity	$ 25,829

See accompanying notes.

John W. Loofbourrow Associates, Inc.

Notes to Statement of Financial Condition

November 30, 2003

1. Organization

John W. Loofbourrow Associates, Inc. (the "Company") was organized as a corporation under the laws of the state of Delaware. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company generates fee income by arranging equity and debt financing for corporate borrowers in the United States. Accordingly, the Company does not carry customers' accounts and does not receive, deliver or hold customer cash or securities in connection with such transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash at banks and money market instruments that are readily convertible into cash.

Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Recognition of Income

Financing fees earned by the Company for assisting clients in investment banking transactions are recognized when the financing has been completed. Additionally, initial non-refundable fees are recorded at contract signing.

Taxes

Through November 30, 2000, the Company operated as an S Corporation for federal income tax purposes. Under federal, state and local income tax laws generally applicable to S Corporations, the tax effects of the Company's activities during that period accrued directly to its shareholders. Accordingly, no provision for, or benefit from, federal income taxes has been made for any period prior to November 30 2000.

Effective December 1, 2000, the Company was organized for federal tax purposes as a C corporation. The Company accounts for income taxes in accordance with Financial Accounting Standards No. 109. State and local taxes for the year are calculated on an alternative basis other than income. The Company has federal, state and local net operating loss carryforwards of approximately $58,000. No deferred tax assets for the these net operating losses have been provided due to the Company's history of operating losses.

3. Related Party Transactions

The Company has an arrangement whereby Loofbourrow Inc., a related entity with the same stockholders as the Company, provides employee services, equipment and administrative support services to the Company. The Company paid fees to Loofbourrow Inc. for advice provided to the Company with respect to various customer related financing transactions and to reimburse Loofbourrow Inc. for the employee services, equipment and administrative expenses provided to the Company. During the year ended November 30, 2003 the principal shareholder of the Company provided significant services to Loofbourrow Inc.

4. Profit Sharing Plan

The Company and Loofbourrow Inc. maintain a profit-sharing plan (the "Plan") that covers all eligible employees who have reached the age of 21 and have completed one year of service to the Company or its affiliates. Contributions to the Plan are at the discretion of the Board of Directors. There were no contributions to the Plan by the Company in 2003.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At November 30, 2003, the Company had net capital of $13,671 which was $8,671 in excess of its net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital at November 30, 2003 was approximately 0.89: 1. The Company is exempt from the SEC's customer reserve requirements of the rule 15c3-3.

6. Contingencies

In 1997, the Company completed a securitization of factored receivables for Q Capital Corporation. The receivables were insured for default by a policy from AIG. In 1999, AIG asserted claims against Q Capital Corporation and the Company in the collective amount of $30,000,000, as well as related fees. AIG alleges that appropriate disclosures were not made by the parties involved.

In 2000, the Company participated in a financing for Student Finance Corporation. Royal Indemnity Company, in connection with this financing, is seeking unspecified damages for alleged negligent representation, common law fraud and civil conspiracy.

The Company believes, after consultation with its attorneys, that the above lawsuits lacks merit and that the Company has numerous legal defenses (including indemnification agreements), which it will vigorously pursue. Accordingly, at the present time the Company believes the claims will not have a material adverse impact on its financial condition.